UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 1-2328
_____________________

A. Full title of the plan and the address of the plan, if different from of the issuer named below:

GATX Corporation Salaried Employees Retirement Savings Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

GATX Corporation Salaried Employees Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

Employee Benefits Committee
GATX Corporation
We have audited the accompanying statements of net assets available for benefits of the GATX Corporation Salaried Employees Retirement Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the GATX Corporation Salaried Employees Retirement Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 24, 2013
Chicago, Illinois

EIN 36-1124040
Plan #002

GATX Corporation Salaried Employees Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2012	2011
Assets
Investments in mutual funds	$56,719,158	$48,250,490
Interest in collective trusts	59,670,893	54,304,210
Interest in GATX Stock Fund	28,660,028	29,921,202
Total investments at fair value	145,050,079	132,475,902
Notes receivable from participants	1,520,338	1,650,706
Employer contribution receivable	56,363	57,332
Total assets	146,626,780	134,183,940
Liabilities
Payable for excess contributions	—	18,490
Net assets available for benefits at fair value	146,626,780	134,165,450
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contracts	(685,196)	(604,623)
Net assets available for benefits	$145,941,584	$133,560,827

The accompanying notes are an integral part of these statements.

EIN 36-1124040
Plan #002

GATX Corporation Salaried Employees Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2012	2011
Additions
Investment income:
Net investment gain (loss) from mutual funds	$5,344,968	$(2,011,210)
Net investment gain from collective trusts	5,067,456	17,533
Net investment gain from GATX Stock Fund	559,388	6,736,303
Interest and dividend income	1,988,972	1,469,885
Total investment income	12,960,784	6,212,511
Contributions
Employer contributions	1,402,646	1,347,200
Participant contributions	4,797,193	4,473,623
Rollover contributions	258,803	153,708
Total contributions	6,458,642	5,974,531
Interest income on notes receivable from participants	70,598	76,994
Transfer from GATX Corporation Hourly Employees Retirement Savings Plan	5,349	138,488
Total additions	19,495,373	12,402,524
Deductions
Benefit payments	7,107,401	10,405,585
Administrative fees	7,215	6,990
Total deductions	7,114,616	10,412,575
Net increase	12,380,757	1,989,949
Net assets available for benefits at beginning of year	133,560,827	131,570,878
Net assets available for benefits at end of year	$145,941,584	$133,560,827

The accompanying notes are an integral part of these statements.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements
EIN 36-1124040
Plan #002

1. Description of the Plan
The following description of the GATX Corporation (GATX or the Company) Salaried Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined-contribution plan established on July 1, 1965, for salaried employees of GATX and each of its domestic subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company has been appointed trustee of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.
Upon hire, new employees are automatically enrolled in the plan at a 3% contribution rate unless they choose otherwise. Deductions begin after 60 days of employment.
Contributions
Each year, participants may make basic contributions of 1% to 50% of eligible pretax compensation, as defined in the Plan, and participants who have attained the age of 50 before the close of the plan year may make catch-up contributions of 1% to 25% of eligible pretax compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. Participant contributions are made through payroll deductions and are recorded in the period the deductions are made.
After a participant completes six months of service, the Company may contribute on behalf of the participant a matching contribution of $0.50 for each $1.00 contributed by the participant, up to 6% of the participant's eligible compensation. At its discretion, the Company may suspend matching contributions or make additional matching contributions for eligible participants. All contributions are made in cash and deposited semimonthly. All contributions are subject to certain limitations of the Internal Revenue Code of 1986, as amended (the Code).
Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the Plan's earnings or losses. Allocations are based on account balances (as defined). The benefit to which a participant is entitled is that which can be provided from the participant's account. All participant and Company contributions are participant-directed into various investment options and investment allocations may be changed on any business day.
Vesting
Participants are immediately 100% vested in their account balances.
Payment of Benefits
In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant's account, less any outstanding loan balances, will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment or installment payments. In-service withdrawals are available to participants in the case of financial hardship (as defined). The Plan also allows for age 59 1/2 withdrawals (as defined).

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

Administrative Expenses
It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.
Participant Loans
A participant may borrow an amount up to the lesser of $50,000 or 50% of the participant's account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by the participant's account balance in the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their account balances.

2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements were prepared on the accrual basis in accordance with U.S. generally accepted accounting principles (GAAP).
Accounting Changes
In May 2011, the Financial Accounting Standards Board issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs, (ASU 2011-04). ASU 2011-04 amended ASC 820, Fair Value Measurement, to converge the fair value measurement guidance in GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The adoption of ASU 2011-04 did not have an effect on the Plan's net assets available for benefits or changes in net assets available for benefits.
Use of Estimates
The preparation of financial statements in accordance with GAAP necessitates management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. The Company regularly evaluates its estimates and judgments based on historical experience and other relevant facts and circumstances. Actual results could differ from these estimates.
Benefit Payments
Benefits are recorded when paid.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Investment gains and losses include those that are realized and unrealized.

3. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the statement of assets available for benefits.
4. Fair Value of Financial Instruments
As defined by GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified according to a three-level hierarchy based on management's judgment about the reliability of the inputs used in the fair value measurement. Level 1 inputs are quoted prices available in active markets for identical assets or liabilities. Level 2 inputs are observable, either directly or indirectly, and include quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable, meaning they are supported by little or no market activity.

The level in the fair value hierarchy within which a fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

The following table sets forth the fair value of the Plan's assets as of December 31:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total December 31, 2012
Mutual funds:
U.S. equities	$19,742,934	$—	$19,742,934
International equities	6,803,450	—	6,803,450
Fixed income	16,208,909	—	16,208,909
Balanced (life cycle)	13,963,865	—	13,963,865
GATX Stock Fund	28,660,028	—	28,660,028
Collective trusts:
U.S. equities	—	30,368,090	30,368,090
International equities	—	1,218,375	1,218,375
Fixed income (Fidelity MIP II)	—	25,265,618	25,265,618
Fixed income	—	2,818,810	2,818,810
Total investments at fair value	$85,379,186	$59,670,893	$145,050,079

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Total December 31, 2011
Mutual funds:
U.S. equities	$17,249,232	$—	$17,249,232
International equities	6,010,663	—	6,010,663
Fixed income	13,790,490	—	13,790,490
Balanced (life cycle)	11,200,105	—	11,200,105
GATX Stock Fund	29,921,202	—	29,921,202
Collective trusts:
U.S. equities	—	26,551,512	26,551,512
International equities	—	722,415	722,415
Fixed income (Fidelity MIP II)	—	24,885,025	24,885,025
Fixed income	—	2,145,258	2,145,258
Total investments at fair value	$78,171,692	$54,304,210	$132,475,902

The following is a description of the valuation techniques and inputs used as of December 31, 2012 and 2011:
Mutual funds: Valued at quoted market prices, which represent the net asset values (NAV) of shares held at year-end.
GATX Stock Fund: Tracked on a unitized basis and consists of shares of GATX common stock and cash sufficient to meet the fund's daily cash needs. Unitizing the GATX Stock Fund allows for daily trades into and out of the fund. The value of a unit reflects the combined market value of GATX common stock, which is traded on an active exchange, and the cash investments, which are held in a money market fund. At December 31, 2012 and 2011, the value of a unit was $30.53 and $29.91.
Collective trusts (excluding the Fidelity MIP II): Valued based on the closing NAV prices provided by the administrator of the funds. The NAV represents the unitized fair values of the underlying securities held by the trusts, which are traded on an active

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

exchange. There are no unfunded commitments, restrictions on redemption frequency, or advance notice periods required for redemption for any of the collective trusts.
Fidelity Managed Income Portfolio II (Fidelity MIP II): Contains investments in fully benefit-responsive insurance contracts that provide that the Plan may make withdrawals at contract value for benefit-responsive requirements. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The Fidelity MIP II is valued at NAV, which is determined by the fund manager using a pricing model with inputs (such as yield curves and credit spreads) that are observable or can be corroborated by observable market data for substantially the full term of the assets. The Plan's interest in the Fidelity MIP II is presented at fair value on the statements of net assets available for benefits, with an adjustment to its contract value separately disclosed. The contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value of the Fidelity MIP II represents contributions plus earnings, less participant withdrawals and administrative expenses. The fund is designed to deliver safety and stability by preserving principal and accumulating earnings.

5. Investments
Except for investments held in the GATX Stock Fund (see Note 6), the Plan held the following individual investments representing 5% or more of the Plan's net assets available for benefits:

	December 31
	2012	2011
Fidelity Managed Income Portfolio II	$25,265,618	$24,885,025
NTGI S&P 500 Index	16,441,613	14,358,166
PIMCO Total Return Fund - Institutional Class	16,208,909	13,790,490
Eaton Vance Large Cap Value Fund (A)	10,192,557	9,205,814
T. Rowe Price Growth Stock Fund - Advisory Class	9,550,377	8,043,418

6. GATX Stock Fund
The GATX Stock Fund is held in the GATX Corporation Master Trust, which includes assets of the Plan and those of the GATX Corporation Hourly Employees Retirement Savings Plan. The Plan's interest in the master trust is stated at the Plan's equity in the net assets of the master trust at December 31, 2012 and 2011. All GATX common stock held by the master trust is measured at fair value on a recurring basis. The carrying amounts of cash, other receivables and other payables approximate fair value due to the short maturity of those instruments.

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

A summary of the net assets and the changes in net assets of the GATX Stock Fund is as follows:

	December 31
	2012	2011
Assets
Money market fund	$292,180	$486,111
GATX common stock	29,379,786	30,605,092
Other receivables	29,770	32,996
Liabilities
Other payables	4	164,303
Net assets	$29,701,732	$30,959,896

	Years Ended December 31
	2012	2011
Additions
Transfers In	$2,500,711	$4,059,690
Interest and dividend income	17,668	18,177
Net appreciation in fair value of common stock	576,216	6,959,981
	3,094,595	11,037,848
Deductions
Transfers Out	(4,352,759)	(6,368,148)
	(4,352,759)	(6,368,148)
Net (decrease) increase	(1,258,164)	4,669,700
Net assets at beginning of year	30,959,896	26,290,196
Net assets at end of year	$29,701,732	$30,959,896

The Plan held a 96.5% and 96.6% interest in the GATX Stock Fund as of December 31, 2012 and 2011.

7. Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$145,941,584	$133,560,827
Net adjustment from fair value to contract value for fully benefit-responsive contracts	685,196	604,623
Net assets available for benefits per Form 5500	$146,626,780	$134,165,450

GATX Corporation Salaried Employees Retirement Savings Plan
Notes to Financial Statements (continued)

The following is a reconciliation of net increase in plan assets per the financial statements to the Form 5500 for the year ended December 31, 2012:

Net increase in plan assets per the financial statements	$12,380,757
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2012	685,196
Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2011	(604,623)
Net increase in plan assets per the Form 5500	$12,461,330

8. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service dated November 21, 2011, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Subsequent to this determination, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.
9. Party-in-Interest Transactions
The Plan holds units of collective trusts and a money market fund, which are managed by Fidelity Management Trust Company, the record keeper of the Plan. The Plan also invests in the common stock of the Company. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

GATX Corporation Salaried Employees Retirement Savings Plan
EIN 36-1124040
Plan #002

Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)
December 31, 2012

Identity of Issuer/Description of Issue	Shares/Units	Current Value
Fidelity Management Trust Company:
Fidelity Managed Income Portfolio II*	24,580,422	$25,265,618
NT S&P 500 Index	89,681	16,441,613
PIMCO Total Return Fund – Institutional Class	1,442,074	16,208,909
Eaton Vance Large Cap Value Fund (A)	521,358	10,192,557
T. Rowe Price Growth Stock Fund – Advisory Class	252,789	9,550,377
Pyramis Small Capitalization*	553,291	7,158,856
Fidelity Diversified International Fund K*	227,616	6,803,450
NT S&P 400 Index	45,404	6,767,621
Vanguard Target Return 2020	152,296	3,629,209
SSgA U.S. Inflation Protected Bond Index Non-Lending Series	205,528	2,818,810
Vanguard Target Return 2010	92,981	2,243,625
Vanguard Target Return 2030	87,028	2,034,721
Vanguard Target Return Inc.	101,025	1,231,501
Vanguard Target Return 2040	49,280	1,142,315
Vanguard Target Return 2015	81,465	1,090,007
Pyramis Select International Small Capitalization*	93,399	1,008,574
Vanguard Target Return 2035	63,631	896,554
Vanguard Target Return 2025	64,398	875,169
Vanguard Target Return 2050	20,507	473,500
Vanguard Target Return 2045	23,867	347,264
BlackRock ACWI EX-US	19,910	209,801
Participant loans (4.25% to 9.50% interest rates, various maturities)*		1,520,338
		$117,910,389
_________________
(*) Party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

GATX CORPORATION SALARIED EMPLOYEES
RETIREMENT SAVINGS PLAN
(Name of the Plan)

/s/ James Conniff
James Conniff
Plan Administrator
June 24, 2013

EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

Exhibit

23.1    Consent of Independent Registered Public Accounting Firm